David R. Earhart

469.320.6041

dearhart@grayreed.com

September 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Pamela Long
Assistant Director
Office of Manufacturing and Construction

Re:	Water Now, Inc.
Form 10-12G
Filed August 11, 2017
File No. 000-55825

Ladies and Gentlemen:

On behalf of Water Now, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated September 7, 2017 relating to the referenced filing. Our responses are set forth below the Staff’s comments.

General

Comment 1: Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q and 8-K even if comments remain open on the Form 10. Please note that we will continue to review your filing until all of our comments have been addressed. If you do not wish to become subject to these reporting requirements before the completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and filing a new Form 10 that includes changes responsive to our comments.

Securities and Exchange Commission

September 21, 2017

If all of the Staff’s comments have not been addressed before the 60-day period from the date of the original filing has elapsed, the Company intends to withdraw the Form 10 before it becomes effective automatically.

Comment 2: Please provide us with your analysis explaining your status as a shell company. See Footnote 172 in SEC Release No. 33-8869 (December 6, 2007). Please note that SEC Release No. 33-8869 makes clear that Rule 144 is not available for resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. If you are a shell company, you may not rely on Rule 144(i) for resales of your common stock. See Rule 144(i)(1)(i).

The Company believes that it has never been a shell company. The Company believes that it has been and may continue to be a “startup company” due to its limited operating history, and therefore has never met the condition of having “no or nominal operations.” As stated in Footnote 172 in SEC Release No. 33-8869, Rule 144(i)(1)(i) is not intended to capture a startup company.

Comment 3: Please disclose that you are an emerging growth company and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please revise your risk factor to state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The registration statement has been amended to disclose that the Company is an emerging growth company. The amended registration statement describes how and when a company may lose emerging growth company status, describes the various exemptions available to emerging growth companies, states the Company’s election to use the extended transition period under Section 102(b)(2) of the JOBS Act, and provides an amended risk factor with respect to such election.

Securities and Exchange Commission

September 21, 2017

Comment 4: We note that you have a number of blanks in your registration statement. Please fill in all blanks in your next amendment.

The registration statement has been amended so that it does not include any blanks.

Registration Statement Cover Page

Comment 5: Please check the box to indicate whether you are a large accelerated filer, a non-accelerated filer, an accelerated filer or smaller reporting company.

The box has been checked to indicate that the Company is a smaller reporting company.

Item 1. Business, page 1

Manufacturing and Distribution, page 2

Comment 6: We note your disclosure that you have engaged Maruyama US Inc. to be your third-party contract manufacturer and one of your distributors of the Aqua model. Please file your agreement with Maruyama US Inc. as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K. Please disclose the material terms of your agreement with Maruyama US Inc. including the duration, termination provisions and payment provisions.

While the Company has engaged Maruyama to be its third-party contract manufacturer and a distributor of the Aqua model, such engagement is on an at-will basis. There are no binding obligations on either party to such arrangement, except to the extent such obligations may be created by purchase orders. As such, the Company believes that there is no material agreement between the Company and Maruyama. The disclosure has been modified to clarify the foregoing.

Comment 7: We note that Section 1 of the Sales Agreement with Sun Mark provides that beginning June 1, 2017 you will deliver 200 units per month for three months. Please revise to disclose the material terms of your agreement with Sun Mark including pricing information and delivery obligations. We also note that the Sales Agreement states that sales are to begin by June 1, 2017 and you disclose here that you anticipate filling the purchase order beginning September 2017. Please revise your disclosure accordingly.

The disclosure has been modified to clarify that the parties to the Sales Agreement have waived the delivery schedule set forth in the agreement. The modified anticipated delivery schedule, and modified price per unit, is disclosed.

Securities and Exchange Commission

September 21, 2017

Comment 8: We note your disclosure of your agreement with Source One International Co. Ltd. and the agreement filed as exhibit 10.1. Please disclose the material terms of your agreement with Source One with your next amendment including that this is not an exclusive agreement, the price of the products, the warranty provisions and the term of the agreement.

The disclosure has been amended to include the material terms noted above.

Warranty, page 3

Comment 9: We note your agreement with Datacom Warranty Corp. filed as exhibit 10.6. Please revise to disclose that Datacom Warranty Corp. is the company you have an agreement with to administer your warranty claims, if true. Please also disclose the material terms of your agreement with Datacom Warranty Corp.

The disclosure has been amended to disclose that Datacom Warranty Corp. has been engaged to administer warranty claims, and to disclose the material terms of the agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 12

Liquidity and Capital Resources, page 17

Comment 10: Please include disclosure under this heading of the amount of net loss and accumulated deficit you reported for the fiscal year ended December 31, 2016 and the amount of cash and cash equivalents you had on hand as of December 31, 2016. In addition, include disclosure stating that your auditor’s issued a going concern opinion due to the incurrence of significant operating losses which raise substantial doubt about your ability to continue as a going concern.

The registration statement has been amended to include the requested disclosure.

Item 5. Directors and Executive Officers, page 20

Comment 11: Please disclose the term of Mr. King’s office as director. See Item 401(a) of Regulation S-K.

The registration statement has been amended to disclose the term of Mr. King’s office as director.

Comment 12: Please revise to provide information pursuant to Item 401(e) of Regulation S-K including briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. King should serve as a director at the time that the disclosure is made, in light of your business and structure.

Securities and Exchange Commission

September 21, 2017

The registration statement has been revised to provide information pursuant to Item 401(e) of Regulation S-K.

Comment 13: We note disclosure that Mr. King operates Drink Robust Inc. in addition to his duties at Water Now. Please disclose whether Mr. King works for Water Now in a part-time capacity and disclose how many hours per week Mr. King devotes to your business.

The registration statement has been revised to clarify that Mr. King continues to operate Drink Robust, Inc. while also performing his duties at Water Now. The registration statement discloses that Mr. King devotes, on average, in excess of 40 hours per week to the business of the Company.

Comment 14: We note in your Contractor Agreement with Mr. Marshall filed as exhibit 10.5, that Mr. Marshall will serve as a consultant in a part-time capacity. Please disclose that Mr. Marshall will serve as a consultant in a part-time capacity and disclose how many hours a week Mr. Marshall devotes to your business.

The registration statement has been revised to state that Mr. Marshall will serve in a part-time capacity. The registration statement discloses the average estimated number of hours per week Mr. Marshall devotes to the business of the Company.

Material Terms of Employment and Consulting Agreements, page 22

Comment 15: Please disclose whether your employment agreement with Mr. King is oral or written, list such oral or written agreement in your Exhibits list and file such oral or written agreement with your next amendment. See Item 601(b)(10)(iii)(A) of Regulation S-K.

The registration statement has been revised to disclose that the Company does not have a written employment agreement with Mr. King. A summary of the material terms of the oral arrangement with Mr. King has been filed as Exhibit 10.8 to the registration statement.

Item 7. Certain Relationships and Related Transactions, page 22

Comment 16: We note your disclosure that Mr. King has operated Drink Robust Inc. and that Robust Energy Drink was developed by Sun Mark, Ltd. We also note your disclosure that Mr. Dyos served in various capacities with Maruyama US, Inc., a wholly owned subsidiary of Maruyama Manufacturing Company. Please disclose here Mr. King’s relationship with Sun Mark and Mr. Dyos’ relationship with Maruyama. See Item 404(d)(1) of Regulation S-K.

The registration statement has been amended to provide the requested disclosure.

Securities and Exchange Commission

September 21, 2017

Comment 17: We note your Advisory Agreement with HFG Capital Investments, LLC filed as exhibit 10.3. Please provide the information regarding promoters required by Item 404(d)(2) of Regulation S-K.

The registration statement has been amended to indicate that the Company believes that HFG Capital Investments, LLC is not a promoter of the Company, as that term is defined in Rule 405 under the Securities Act, because HFG did not (i) directly or indirectly take initiative in founding or organizing the Company or (ii) receive 10% or more of any class of securities of the Company or 10% or more of the proceeds from the sale of any class of securities.

Legal Proceedings, page 22

Comment 18: We note your disclosure stating that on April 6, 2017, Cloudburst Solutions, LLC (“Cloudburst”) filed suit against you and David King in the 17th District Court of Tarrant County, Texas alleging that you breached your obligations under a Manufacturing and Distribution Agreement to which you and Cloudburst were parties. Please tell us why you have not included the disclosure required by ASC 450-20-50 in Note 6 to your annual and interim financial statements.

The Company’s annual and interim financial statements have been modified to include the referenced disclosure.

Stock Not Registered under the Securities Act; Rule 144 Eligibility, page 23

Comment 19: Please revise your disclosure to clarify that the securities issued pursuant to Section 1145 of the U.S. Bankruptcy Code may be resold without registration pursuant to Section 4(1) of the Securities Act, provided that the reseller is not an underwriter within the meaning of Section 1145(b) of the U.S. Bankruptcy Code.

The registration statement has been amended to include the foregoing clarification.

Rule 701, page 24

Comment 20: Please revise this section to disclose the total amount of your securities that are offered pursuant to Rule 701.

This section of the registration statement has been revised to include the requested disclosure.

Securities and Exchange Commission

September 21, 2017

Financial Statements

Note 3- Stock Based Compensation, page F-8

Comment 21: Please provide the disclosures required by ASC 718-10-50-1 through 2 for your employee stock based compensation expenses. Please provide these disclosures for your non-employee stock based compensation expenses as well in accordance with ASC 718-10-50-1 by way of ASC 505-50-50-1.

The notes to the Company’s annual and interim financial statements have been modified to include the referenced disclosure.

Comment 22: N/A

Exhibits

Exhibit 23.1

Comment 23: Please revise the consent from your independent public accountant to include the date of its audit opinion on your financial statements as of and for the fiscal year ended December 31, 2016.

The consent from the Company’s independent public accountant has been revised as requested.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:	Sherry Haywood (Staff)

David King (Company)